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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934


                      NATIONAL MANAGEMENT CONSULTANTS, INC.
                      -------------------------------------
                                (Name of Issuer)

                    Common Stock, Par Value $0.0001 Per Share
                    -----------------------------------------
                         (Title of Class of Securities)

                                    636850109
                                   -----------
                                 (CUSIP Number)

                             Henry I. Rothman, Esq.
                      Jenkens & Gilchrist Parker Chapin LLP
                              The Chrysler Building
                              405 Lexington Avenue
                            New York, New York 10174
                                  212-704-6000
           -----------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                  July 22, 2003
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.  636850109                    13D                  Page 2  of 43 Pages
--------------------------------------------------------------------------------
1.      Names of Reporting Persons.
        I.R.S. Identification Nos. of above persons (entities only).

        JEG Group, Ltd.
--------------------------------------------------------------------------------
2.      Check the Appropriate Box if a Member of a Group (See Instructions)

        (a)    [ ]

        (b)    [ ]
--------------------------------------------------------------------------------
3.      SEC Use Only

--------------------------------------------------------------------------------
4.      Source of Funds: ***

        N/A
--------------------------------------------------------------------------------
5.     Check if Disclosure of Legal Proceedings Is Required Pursuant to Items
       2(d) or 2(e) [   ]

--------------------------------------------------------------------------------
6.     Citizenship or Place of Organization             U.S.

--------------------------------------------------------------------------------

Number of         7.      Sole Voting Power
Shares Bene-              ------------------------------------------------------
ficially Owned    8.      Shared Voting Power           9,170,085 (1)
By Each                   ------------------------------------------------------
Reporting         9.      Sole Dispositive Power
Person With               ------------------------------------------------------
                  10.     Shared Dispositive Power      9,170,085 (1)

--------------------------------------------------------------------------------
11.     Aggregate Amount Beneficially Owned by Each Reporting Person

        9,170,085
--------------------------------------------------------------------------------
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

--------------------------------------------------------------------------------
13.     Percent of Class Represented by Amount in Row (11)

        38.5%
--------------------------------------------------------------------------------
14.     Type of Reporting Person (See Instructions)

        CO
--------------------------------------------------------------------------------

----------
(1) The shares reported herein are subject to the voting and dispositive power of third party.

CUSIP No.  636850109                    13D                  Page 3  of 43 Pages
--------------------------------------------------------------------------------

Item 1.    Security and Issuer.
           --------------------

               The title and class of equity security to which this statement on
Schedule 13D relates is shares of common stock, par value $0.0001 per share, of National Management Consultants, Inc. (the "Issuer"), a corporation existing under the laws of the State of Delaware. The address of the Issuer's principal executive offices is c/o Tele-V, Inc., 1120 Avenue of the Americas, New York, NY 10019.

               The shares of the Issuer's common stock are traded on the OTC Bulletin Board.

               The CUSIP number for the shares of common stock is 636850109.

Item 2.    Identity and Background.
           ------------------------

               This statement is being filed by JEG Group, LTD. (the "Reporting Person").

               The Reporting Person is a New York business corporation, and is engaged in international trading (import and export) and direct response marketing, The Reporting Person's business address is c/o Shai Bar Lavi, 199 West Shore Road, Kings Point, New York 11024.

               The name, present business address, present principal occupation or employment and citizenship of each director and executive officer of the Reporting Person are set forth on Schedule A attached hereto.

               During the last five years, neither the Reporting Person nor, to the best of its knowledge, any of its directors or executive officers, has been
(i) convicted of any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

Item 3.    Source and Amount of Funds or Other Consideration.
           -------------------------------------------------

               On July 22, 2003, the Reporting Person exchanged shares of Tele-V, Inc., a Delaware corporation ("Tele-V"), beneficially owned by the Reporting Person, for shares of the Issuer, pursuant to a stock purchase agreement dated as of July 9, 2003 by and among the Issuer, Tele-V and Mr. Bar Lavi. The transactions contemplated by the stock purchase agreement were consummated on July 22, 2003, and the common shares of Tele-V beneficially owned by the Reporting Person at the time of such consummation were exchanged for shares of the Issuer's common stock as set forth on page 2 of this Schedule 13D. A copy of the stock purchase agreement is attached hereto as Exhibit 1.

CUSIP No.  636850109                    13D                  Page 4  of 43 Pages
--------------------------------------------------------------------------------

Item 4.    Purpose of Transaction.
           -----------------------

               The Reporting Person acquired the shares of the Issuer's common stock referred to in Item 3 above on July 22, 2003 upon consummation of the transactions contemplated by the stock purchase agreement mentioned therein. At that time, the Reporting Person was the beneficial owners of shares of common stock of Tele-V and therefore was entitled under the terms of the stock purchase agreement to receive shares of the Issuer's common stock in exchange for the shares of common stock of Tele-V beneficially owned by the Reporting Person.

               The Reporting Person may be entitled to receive additional shares of common stock of the Issuer if certain financial conditions relating to the performance of the Issuer are met, as provided in the stock purchase agreement.

               Except as set forth above, neither the Reporting Person, nor, to the best of its knowledge, any of its directors and executive officers, has any present plans or proposals which relate to or would result in any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.    Interest in Securities of the Issuer.
           -------------------------------------

               (a) The  responses of the  Reporting  Person to Rows (11) through
(13) on page 2 of this Schedule 13D are incorporated herein by reference. The percentages of the beneficial ownership of the Reporting Person were based on an aggregate of 23,822,228 shares of common stock outstanding as of the close of business on July 22, 2003, as certified by the Issuer to Mr. Bar Lavi.

               Except as disclosed in this Item 5(a), neither the Reporting Person nor, to the best of its knowledge, any of its directors or executive officers, beneficially owns any shares of the Issuer's common stock.

               (b) The responses of the Reporting Person to (i) Rows (7) through
(10) on page 2 of this Schedule 13D and (ii) paragraph (a) of this Item 5 are incorporated herein by reference.

               Except as disclosed in this Item 5(b), neither the Reporting Person nor, to the best of its knowledge, any of its directors and executive officers, presently has the power to vote or to direct the vote or to dispose or direct the disposition of any of shares of the Issuer's common stock which they may be deemed to beneficially own.

               (c) Except as set forth herein, neither the Reporting Person nor, to the best of its knowledge, any of its directors and executive officers, has effected any transactions in shares of the Issuer's common stock during the past 60 days.

CUSIP No.  636850109                    13D                  Page 5  of 43 Pages
--------------------------------------------------------------------------------


Item 6.    Contracts, Arrangements, Understandings or Relationships With Respect
           ---------------------------------------------------------------------
           to Securities of the Issuer.
           ---------------------------

               The information set forth in Items 3 and 4 hereof is incorporated herein by reference.

               Except as disclosed in this Item 6, neither the Reporting Person nor, to the best of its knowledge, any of its directors and executive officers, are parties to any contract, arrangement, understanding or relationship (legal or otherwise) with respect to securities of the Issuer.

Item 7.    Materials to be Filed as Exhibits.
           ----------------------------------

Exhibit 1 Stock purchase agreement dated July 9, 2003 by and among the Issuer, Shai Bar Lavi and Tele-V.

CUSIP No.  636850109                    13D                  Page 6  of 43 Pages
--------------------------------------------------------------------------------


                                    SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  July 31, 2003

                                                JEG GROUP, LTD.


                                                By:  /s/ Shai Bar Lavi
                                                     --------------------
                                                     Name:  Shai Bar Lavi
                                                     Title:  Trustee

CUSIP No.  636850109                    13D                  Page 7  of 43 Pages
--------------------------------------------------------------------------------

                           SCHEDULE A TO SCHEDULE 13D
                           --------------------------

                                 JEG GROUP, LTD.
                        DIRECTORS AND EXECUTIVE OFFICERS
                        --------------------------------

                             PRESENT                    PRESENT
                             BUSINESS                   PRINCIPAL
NAME AND CITIZENSHIP         ADDRESS                    OCCUPATION
--------------------         -------                    ----------

Directors
---------

Shai Bar Lavi (Israel)      199 West Shore Road,       Business person
                            Kings Point, NY 11024

Shlomo Shur (U.S.)          105 Lampwick Lane          Business person
                            Fairfield, CT 06430


Executive Officers
------------------

None

CUSIP No.  636850109                    13D                  Page 8  of 43 Pages
--------------------------------------------------------------------------------


                                  EXHIBIT INDEX

Exhibit No.
-----------

Exhibit 1 Stock purchase agreement dated July 9, 2003 by and among the Issuer, Shai Bar Lavi and Tele-V.

CUSIP No.  636850109                    13D                  Page 9  of 43 Pages
--------------------------------------------------------------------------------


                                                                       Exhibit 1


                            STOCK PURCHASE AGREEMENT

                                     BETWEEN

                    TELE-V, INC. AND A PRINCIPAL STOCKHOLDER

                                       AND

                      NATIONAL MANAGEMENT CONSULTING, INC.

                               DATED: JULY 9, 2003

CUSIP No.  636850109                    13D                  Page 10 of 43 Pages
--------------------------------------------------------------------------------


                            STOCK PURCHASE AGREEMENT

         STOCK PURCHASE AGREEMENT, dated as of July 9, 2003 by and among NATIONAL MANAGEMENT CONSULTING, INC., a Delaware corporation with a principal business address located at 545 Madison Avenue, 6th Floor, New York, New York 10022 ("National"), TELE-V, INC., a New York corporation ("Tele") and its subsidiaries and affiliates--GENIO CARDS LLC, a Delaware limited liability company ("Genio"), TELE-V, LLC, a Delaware limited liability company ("TVLLC"), and TELE-V MEDIA LLC, a Delaware limited liability company ("TV Media"), each with a principal business address located at 1120 Avenue of the Americas, Suite 4020, New York, New York 10019 (Tele, Genio, TVLLC and TV Media are referred to collectively as "TV"), and SHAI BAR-LAVI, an individual with a principal business address located at 1120 Avenue of the Americas, Suite 4020, New York, New York 10019 who is an officer, director and substantial stockholder of TELE (the "Principal Seller").

                                    RECITALS

         WHEREAS, the Principal Seller is the executive officer of TV and is the owner of a significant portion of the issued and outstanding common stock of Tele (the "Tele Common Stock");

         WHEREAS, Tele is the sole member of Genio, TVLLC and TV Media, respectively (the "Genio Membership Interest", the "TVLLC Membership Interest", and the "TV Media Membership Interest", respectively and collectively, the "Membership Interests"); and

         WHEREAS, National has proposed the acquisition of all of the Tele Common Stock in exchange for common stock of National which acquisition will result in National's ownership of Tele as well as Genio, TVLLC and TV Media as more fully set forth herein (collectively, the "Acquisition"); and

         WHEREAS, National has provided to date $600,000 in bridge financing to TV to enable TV to fund certain working capital needs prior to the consummation of the Acquisition as set forth in that certain bridge note dated May 29, 2003 issued by Tele, Genio, TVLLC and TV Media in favor of National (the "Bridge Note"); and

         WHEREAS, Tele is planning to acquire two additional marketing companies prior to the closing of the Acquisition--Innovative Marketing Alliances, LLC, a Delaware limited liability company, and Galaxy Class Marketing, Inc., a Florida corporation--in exchange for the issuance of certain shares of common stock of Tele (collectively, the "IMA Acquisitions"); and

         WHEREAS, the Boards of Directors of National and Tele deem it advisable and in the best interests of their respective corporations to consummate the Acquisition on the terms set forth herein; and

         WHEREAS, National and Tele and the Principal Seller desire to make certain representations, warranties, covenants and agreements in connection with the Acquisition and also to prescribe various conditions to the Acquisition.

CUSIP No.  636850109                    13D                  Page 11 of 43 Pages
--------------------------------------------------------------------------------


         NOW  THEREFORE,   in   consideration   of  the  mutual   covenants  and
undertakings and other good and valuable consideration, the receipt of which is hereby acknowledged, the parties, intending to be bound, agree as follows:

                                    ARTICLE I

                        PURCHASE, SALE AND TERMS OF SALE

         1.1 Purchase and Sale. Tele agrees to sell and National or its designee agrees to purchase all of the Tele Common Stock on the terms and subject to the conditions hereinafter set forth.

         1.2 Terms. National shall pay the following consideration and execute the following agreements or deliver the following consents in exchange for the Tele Common Stock and Tele and the Principal Seller and the remaining shareholders of Tele (collectively, with the Principal Seller, the "Sellers") shall deliver the appropriate stock certificates and consents upon the closing of the Acquisition (the "Acquisition Closing") which shall take into consideration the following: A. The Tele Common Stock shall be acquired in consideration of the issuance of such number of shares of National common stock, $.0001 par value (the "Acquisition Shares"), which upon issuance, shall assure that the Sellers and certain employee/shareholders of TV receive in the aggregate seventy five (75%) percent of the issued and outstanding shares of National's common stock on a fully diluted basis after giving effect to the Acquisition (the "Acquisition Consideration"), provided however, that there shall be an adjustment in the Acquisition Consideration according to the following formula: In the event that National or its designee makes available to Tele, Genio, TVLLC, TV Media or any combination thereof, funds on or before the Acquisition Closing that exceeds $1,000,000 in the form of either, or both, loans or equity investments, then the Acquisition Consideration will be subject to reduction of the percentage of the issued and outstanding shares of National's common stock from 75% to a floor of 65%, with such reduction made on the basis of a reduction of 1% for each additional $100,000 funded over and above $1,000,000 or the pro-rata fraction of 1% for amounts less than $100,000 over and above $1,000,000, up to a maximum reduction of 10% in the event that the total funding is $2,000,000.

         B. The Acquisition Consideration to be issued shall be restricted securities as such term is defined under Rule 144 of the Securities Act of 1933, as amended (the "Act"). Each certificate for the Acquisition Shares shall bear a legend as follows:

         "The securities represented by this certificate have not been registered under the Securities Act of 1933, as amended ("Act") or applicable state law. The securities may not be offered for sale or sold in the absence of an effective registration statement under the Act and applicable state law, or an opinion of counsel, reasonably satisfactory to National, that registration is not required."

         C. A minimum of five (5%) of the total shares of National common stock outstanding at the Acquisition Closing shall be allocated to certain key employees/shareholders of TV out of the Acquisition Consideration by the Principal Seller in amounts set forth in employment agreements entered into by such key employees with Tele (the "Employee Shares").

CUSIP No.  636850109                    13D                  Page 12 of 43 Pages
--------------------------------------------------------------------------------


            Each of the Sellers shall be entitled to receive his pro-rata share of the Acquisition Shares subject to the allocation of Employee Shares and subject to the escrowing of certain National common stock comprising the Acquisition Shares at the Acquisition Closing as set forth in Section 1.3 below.

         D. National shall assume the employment agreements between Tele and Jeffrey Glickman, Suzanne Levy, and Yaron Ben-Horin to be entered into which will provide that Mr. Glickman will be President of Tele, Ms. Levy will be Chief Marketing Officer of Tele, and Mr. Ben-Horin will be Chief Operating Officer of Tele (the "Glickman Employment Agreement", the "Levy Employment Agreement" and the "Ben-Horin Employment Agreement" and collectively, the "Employment Agreements"), which Employment Agreements shall be on terms that are acceptable to National.

         E. TV shall deliver a stock certificate or certificates evidencing the Tele Common Stock duly endorsed by all of the Sellers to National or its designee and shall deliver a schedule setting forth the allocation of the Acquisition Shares to the Sellers and the Employee Shares to the key employees of TV in the form of Schedule annexed hereto as Exhibit 1.2 (E).

         F. TV shall deliver a duly executed employment agreement by Shai Bar-Lavi pursuant to which Shai Bar-Lavi shall be employed as the Chairman of National and Tele for a two (2) year term (the "Shai Bar-Lavi Employment Agreement") on terms that are acceptable to National.

         1.3 Escrow Shares. At the Acquisition Closing, fifteen percent (15%) of the Acquisition Consideration, less the Employee Shares, (the "Escrowed Shares") shall be escrowed with an escrow agent (the "Escrow Agent") and shall be released as follows:

         (A) fifty percent of the Escrowed Shares shall be released, provided that the collective business of Tele, Genio, TVLLC and TV Media (collectively the "Business") shall generate revenues of at least $5 million and earnings before interest, taxes, depreciation and amortization ("EBITDA") of at least $1 million for the first twelve month period (the "Initial Period") following the Acquisition Closing; and

         (B) fifty percent of the Escrowed Shares shall be released, provided that the Business shall generate revenues of at least $7.5 million and EBITDA of at least $2 million for the second twelve month period following the Acquisition Closing (the "Second Period") provided however, that in the event that the Business fails to satisfy either the revenue or EBITDA requirements during the Initial Period, the Sellers shall still be entitled to some or all of the Escrowed Shares if the Business generates combined revenues and EBITDA during the Initial Period and the Second Period that meet or exceed the requirements for revenues and EBITDA for the Initial Period, in which case, following the Second Period, the Sellers shall receive such percentage of Escrowed Shares equal to the quotient of the revenues generated by the Business during the Second Period divided by $7,500,000. Any Escrowed Shares that are not to be released to the Sellers in accordance with this Section shall be deemed forfeited and all forfeited Escrowed Shares shall be turned over to National by the Escrow Agent for cancellation.

CUSIP No.  636850109                    13D                  Page 13 of 43 Pages
--------------------------------------------------------------------------------


         (C) The determination of the revenue and EBITDA generated by the Business for both the Initial Period and the Second Period shall be made by the independent directors of National, or if there are no independent directors, by the independent accounting firm retained at the time by National or its successors and assigns as its independent auditing firm for purposes of compliance with the securities laws. In the event that National does not have such an independent auditing firm, the independent directors of National, or in the event that National does not have any independent directors, the directors of National who were not appointed by TV as described in Section 4.1, shall be entitled to select a certified independent accounting firm for such determination (in either case, the "Accounting Firm"). Such determination of the revenue and the EBITDA of the Business shall be made in accordance with generally accepted accounting principles ("GAAP") and shall be conclusive and final. Such determination shall be made on or before 30 days following the expiration of the Initial Period and the Second Period, respectively, subject to a reasonable extension for good cause shown.

         (D) In the event that TV seeks a determination prior to the expiration of the Initial Period or the Second Period that the revenue and EBITDA targets have been satisfied, the independent directors of National or the Accounting Firm, as the case may be, shall be entitled to make its determination after taking to account an additional sixty (60) days of performance of the Business from the date of the request by TV.

         (E) The Escrow Agent's duties and responsibilities will be more fully set forth pursuant to the terms of an Escrow Agreement to be executed by the Escrow Agent, National, Tele, and the Principal Seller in substantially the form annexed hereto as Exhibit 1.3(v) (the "Escrow Agreement and together with the GDM Consulting Agreement, the "Ancillary Agreements").

         1.4 The Acquisition Closing. The Acquisition Closing shall take place at the offices of National, 545 Madison Avenue, 6th Floor, New York, New York 10022 on or before July 22, 2003 or such other date and place as the parties shall agree to in writing, provided that in the event that National is in good faith seeking to obtain any regulatory approvals in connection with the Acquisition Closing or comply with any regulatory filing requirements, the effective date of the Acquisition Closing will be the date upon which such regulatory approvals or compliance are satisfied (the last date of such event hereinafter referred to as the "Effective Date").

                                   ARTICLE II

                   REPRESENTATIONS AND WARRANTIES OF NATIONAL

         National makes the following representations and warranties to Tele and the Principal Seller as of the date hereof and as of the Acquisition Closing unless a different date is specifically provided herein:

         2.1 Organization and Standing. National has been duly incorporated and is validly existing and in good standing under the laws of the State of Delaware and has the requisite corporate power and authority necessary to own its properties and to conduct its business as presently conducted. National is duly qualified to transact business as a foreign corporation and is in good standing in every jurisdiction in which the failure to so qualify would have a material adverse effect on the operations or financial condition of National and has all

CUSIP No.  636850109                    13D                  Page 14 of 43 Pages
--------------------------------------------------------------------------------


necessary licenses for the operation of its business as presently conducted and such licenses shall remain in full force and effect through the Acquisition Closing. National operates its business in compliance with all applicable laws.

         2.2 Authorization. National has full right and power to enter into and perform pursuant to this Agreement and this Agreement constitutes National's valid and legally binding obligations, enforceable in accordance with its terms, except to the extent that its enforceability may be limited by applicable bankruptcy, insolvency, reorganization or other laws affecting the enforcement of creditors' rights generally or by general equitable principles. National is authorized and otherwise duly qualified to purchase and hold the Tele Common
Stock and to enter into this Agreement. National has complied with all applicable regulations and orders in connection with the execution, delivery and performance of this Agreement, and the transactions contemplated hereby. National is not required to submit any notice, report, or other filing with any governmental authority in connection with National's execution or delivery of this Agreement, nor the consummation of the transactions contemplated hereby, except as required under the securities laws. No authorization, consent, approval, exemption or notice is required to be obtained by National in connection with the execution, delivery, and performance of this Agreement or the transactions contemplated hereby. The execution, delivery and performance of this Agreement by National and the consummation by it of the transactions contemplated hereby will not violate or conflict with any provision of any law applicable to National or by which any property or asset of National is bound or violate, conflict with, result in a breach of or the acceleration of any obligation under, constitute a default (or an event which with notice or the passage of time or both would become a default) under, give to others any right of termination, amendment, acceleration or cancellation of, or result in the creation of any lien on any property or assets of National pursuant to any provision of any indenture, mortgage, lien, lease, agreement, contract, instrument, order, judgment, ordinance, regulation or decree to which National is subject or by which National or any of its properties or assets are bound, except to the extent the failure to give such notice make such filings, or obtain such authorizations, consents or approvals, or the extent such violations, conflicts, breaches or defaults, in the aggregate would not have a material adverse effect on National.

         2.3 Brokers or Finders. No person has or will have, as a result of the transactions contemplated by this Agreement or the Ancillary Agreements any right, interest or valid claim against or upon Tele or the Principal Seller for any commission, fee or other compensation as a finder or broker because of any act or omission by National or its agents.

         2.4 Litigation. There are no suits, investigations, arbitrations, mediations, actions or proceedings threatened against National or with respect to any of its properties or assets before any court, arbitrator, administrator or governmental or regulatory authority or body which, in the aggregate, could reasonably be expected to have a material adverse effect on National. Neither
National nor any of its properties or assets are subject to any orders, judgments, injunctions or decrees which, in the aggregate, could have a material adverse effect on National.

         2.5 Capital Stock. The authorized capital stock of National consists of 200,000,000 shares of common stock, $.0001 par value and 2,000,000 shares of preferred stock, of which as of June 30, 2003, approximately 8,505,282 shares of common stock are issued and outstanding and no shares of preferred stock are outstanding as of the date of this Agreement. All of the outstanding shares of National common stock have been validly issued and are fully paid and nonassessable and not subject to preemptive rights and were issued in compliance with applicable securities laws and regulations. There are no outstanding

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CUSIP No.  636850109                    13D                  Page 15 of 43 Pages
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rights,  subscriptions,  warrants, calls, unsatisfied preemptive rights, options or other agreements or arrangements of any kind to purchase or otherwise to receive from National any shares of capital stock or any other security of National and there are no outstanding securities of any kind convertible into or exchangeable for such capital stock.

         2.6 Absence of Certain Changes or Events. Since March 31, ,2003, the business of National has been conducted in the ordinary course and there has not been (i) any material adverse change in the financial condition, results of operations, prospects, properties or business of National, (ii) any indebtedness incurred by National or any other material transaction other than in the ordinary course of business, except as provided in any subsequent filings made by National with the Securities and Exchange Commission after March 31, 2003 and except that National has undertaken to raise equity capital in the form of an offering of its common stock for purposes of meeting the funding requirement for TV as set forth in Section 5.2(B), with such offering in the form of units with each unit comprised of (a) one share of common stock of National and (b) one warrant to acquire one share of common stock of National and National proposes to raise up to $2,000,000 through such offering, subject to increase in such amount in the sole discretion of National, (iii) any incurrence of any material liabilities or obligations of any nature not incurred in the ordinary course of business consistent with past practice and of substantially the same character, type and magnitude as incurred in the past, or any other failure by National to conduct its business in the ordinary course consistent with past practice, (iv) any damage, destruction, or losses, whether covered by insurance or not, which, in the aggregate, could reasonably be expected to have a material adverse effect on National or (v) any mortgage, pledge or subjection to lien, charge or encumbrance of any kind of any of National's assets, tangible or intangible.

         2.7 Employment Agreements. National does not have any employment agreements with any employee of National. National is not a party to nor is it bound by any collective bargaining agreement. National does not know of any organizational effort presently being made or threatened by or on behalf of any labor union with respect to employees of National.

         2.8 Health Benefit Plans. National has not established any health benefit plans, compensation arrangements and other benefit arrangements covering employees of National, including without limitation, any multi-employer plan with the meaning of Section 3(37) of ERISA, employee welfare benefit plan (as defined in Section 3(1) of ERISA); or bonus, deferred compensation, stock purchase, stock option, severance plan, salary continuation, vacation sick leave, fringe benefit incentive insurance welfare or similar arrangement.

         2.9 SEC Filings, Financial Statements. National is current in the filing of all forms, reports, statements and documents (collectively, the "National Reports") required to be filed by it with the Securities and Exchange Commission ("SEC"). Except as provided in the National Reports, each of the audited financial statements and interim financial statements contained in the National Reports complied in all material respects with all applicable accounting requirements and was prepared in accordance with generally accepted accounting principles applied on a consistent basis throughout the periods indicated (except as may be indicated in the notes thereto) and each presented fairly, in all material respects, the consolidated financial position of National at the respective dates thereof and the consolidated results of operations and cash flows of National for the respective periods indicated therein, except as otherwise noted therein (subject, in the case of unaudited statements, to normal and recurring year-end adjustments).


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         2.10 Tax Matters. National has not filed all tax returns required to be filed by it (subject to permitted extensions) with any state or federal entities and covenants to file such tax returns for prior years as soon as practical. All taxes of National which are (i) due and payable or (iii) claimed or asserted by any taxing authority to be due, have been paid, except for those taxes being contested in good faith and for which adequate reserves have been established, provided that National shall not be in default hereunder in the event that there are any unpaid taxes provided that National covenants to pays any such unpaid taxes on or before September 31, 2003. National has withheld and paid over to the relevant taxing authority all federal, state, local or foreign income, gross receipts, property, sales, use, license, excise, franchise, employment, payroll, premium, withholding, alternative or added minimum, ad valorem, transfer or excise tax, or any other tax, custom, duty, governmental fee or other like assessment or charge of any kind whatsoever, together with any interest or penalty, imposed by any governmental entity required to have been withheld and
paid  in  connection  with  payments  to  employees,   independent  contractors,
creditors, shareholders or other third parties, except for such taxes which individually or in the aggregate would not have a material adverse effect on National

         2.11 Contracts. National has provided Tele and the Principal Seller with true, correct and complete copies of all material contracts to which it is a party. With respect to each material contract to which National is a party:
(i) the agreement is legal, valid, binding, enforceable, and in full force and effect, (ii) the agreement will continue to be legal, valid, binding, enforceable, and in full force and effect on identical terms following the Acquisition Closing and the consummation of the transactions contemplated hereby and (iii) to the knowledge of National, no party to such agreement is in breach or default under such agreement and no event has occurred which with notice or lapse of time would constitute a breach or default, or permit termination, modification, or acceleration, under the agreement.

         2.12 Real Property. National does not own or lease any real property. National maintains an office located at 545 Madison Avenue, 6th Floor, New York, New York 10022.

         2.13 Patents and Trademarks. National owns or possess sufficient legal right, title to, owner of or valid licenses to use all of the intellectual property necessary for the operation of its business as now conducted with no known infringement of or conflict with rights of others.

         2.14 Disclosure. No representation or warranty of National and no statement, information or certificate furnished or to be furnished by National to Tele, Genio, TVLLC, TV Media and the Sellers in connection with the transaction contemplated hereby contains or will contain any untrue statement of a material fact or omits or will omit to state a material fact necessary to make the statements contained herein, in light of the circumstances under which they were made, not misleading.

                                   ARTICLE III

         REPRESENTATIONS AND WARRANTIES OF TELE AND THE PRINCIPAL SELLER


         Tele and the Principal Seller make the following representations and warranties to National as of the date hereof and as of the Acquisition Closing, unless a different date is specifically provided herein.


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         3.1 Organization and Standing.  Tele has been duly  incorporated and is validly existing and in good standing under the laws of the State of New York and has the requisite corporate power and authority necessary to own its properties and to conduct its business as presently conducted. Tele is duly qualified to transact business as a foreign corporation and is in good standing in every jurisdiction in which the failure to so qualify would have a material adverse effect on the operations or financial condition of Tele. Each of Genio, TVLLC, and TV Media has been duly formed as a limited liability company and is validly existing and in good standing under the laws of the State of Delaware and has the requisite power and authority necessary to own its properties and to conduct its business as presently conducted. Each of Genio, TVLLC and TV Media is duly qualified to transact business as a limited liability company and is in good standing in every jurisdiction in which the failure to so qualify would have a material adverse effect on the operations or financial condition of Genio, TVLLC or TV Media. Each of Tele, Genio, TVLLC and TV Media have all necessary licenses for the operation of their businesses as presently conducted and such licenses shall remain in full force and effect through the Acquisition Closing. Tele, Genio, TVLLC and TV Media operate their businesses in compliance with all applicable laws.

         3.2 Shareholders and Members. The Principal Seller is a principal owner of the Tele Common Stock and he and the other Sellers own 100% of the Tele Common Stock free and clear of all liens or encumbrances, except to sole extent of the pledge of the Tele Common Stock in favor of National to secure the obligations of Tele under the Bridge Note and have sole managerial and dispositive authority with respect to the Tele Common Stock. All proxies granted with respect to the Tele Common Stock, if any, have been validly revoked. Tele is the sole owner of the Membership Interests free and clear of all liens or encumbrances, except to the sole extent of the pledge of the Membership Interests in favor of National to secure the obligations of Genio, TVLLC and TV Media under the Bridge Note and has sole managerial and dispositive authority with respect to the Membership Interests. Upon the Acquisition Closing, and the due execution this Agreement and the Ancillary Agreements, and the requisite consents, set forth in Article I above, the Sellers shall convey the Tele Common Stock to National or its designee who will own and hold, good and marketable title to the Tele Common Stock.

         3.3 Brokers or Finders. No person has or will have, as a result of the transactions contemplated by this Agreement or the Ancillary Agreements any right, interest or valid claim against or upon National for any commission, fee or other compensation as a finder or broker because of any act or omission by either Tele, Genio, TVLLC, TV Media or any of the Sellers.

         3.4 Authorization. Tele and the Principal Seller have full right and power to enter into and perform pursuant to this Agreement and the Ancillary Agreements and this Agreement and the Ancillary Agreements constitute Tele and the Principal Seller's valid and legally binding obligations, enforceable in accordance with their terms, except to the extent that their enforceability may be limited by applicable bankruptcy, insolvency, reorganization or other laws affecting the enforcement of creditors' rights generally or by general equitable principles. The Sellers are authorized to sell the Tele Common Stock and the Principal Seller is authorized to enter into this Agreement and the Ancillary Agreements. Tele has complied with all applicable regulations and orders in connection with the execution, delivery and performance of this Agreement and the Ancillary Agreements and the transactions contemplated hereby. Neither Tele nor Genio, TVLLC and TV Media are required to submit any notice, report, or other filing with any governmental authority in connection with their execution or delivery of this Agreement, and the Ancillary Agreements nor the consummation of the transactions contemplated hereby. No authorization, consent, approval, exemption or notice is required to be obtained by Tele, Genio, TVLLC and TV Media in connection with the execution, delivery, and performance of this Agreement and the Ancillary Agreements or the transactions contemplated hereby. The execution, delivery and performance of this Agreement, and the Ancillary Agreements by Tele, Genio, TVLLC, TV Media and the Principal Seller and the consummation by them of the transactions contemplated hereby will not violate or



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conflict with any  provision of any law  applicable to Tele,  Genio,  TVLLC,  TV
Media or any of the Sellers or by which any property or asset of Tele, Genio, TVLLC, TV Media or any of Sellers is bound or violate, conflict with, result in a breach of or the acceleration of any obligation under, constitute a default (or an event which with notice or the passage of time or both would become a default) under, give to others any right of termination, amendment, acceleration or cancellation of, or result in the creation of any lien on any property or assets of either Tele, Genio, TVLLC, TV Media or any of the Sellers pursuant to any provision of any indenture, mortgage, lien, lease, agreement, contract, instrument, order judgment, ordinance, regulation or decree to which Tele, Genio, TVLLC, TV Media or any of the Sellers is subject or by which or any of their properties or assets are bound, except to the extent the failure to give such notice, make such filings, or obtain such authorizations, consents or approvals, or the extent such violations, conflicts, breaches or defaults, in the aggregate would not have a material adverse effect on Tele, Genio, TVLLC, TV Media or any of the Sellers.

         3.5 Litigation. There are no suits, investigations, arbitrations, mediations, actions or proceedings threatened against Tele, Genio, TVLLC, TV Media or any of the Sellers or with respect to any of their properties or assets before any court, arbitrator, administrator or governmental or regulatory authority or body which, in the aggregate, could reasonably be expected to have a material adverse effect on Tele, Genio, TVLLC, or TV Media. Neither Tele, Genio, TVLLC, TV Media or any of the Sellers nor any of their properties or assets are subject to any orders, judgments, injunctions or decrees which, in the aggregate, could have a material adverse effect on Tele, Genio, TVLLC, or TV Media.

         3.6 Capital Stock/Membership Interests. (i) The authorized capital stock of Tele consists of 200 shares of common stock, no par value and does not authorize any shares of preferred stock. All of the outstanding shares of Tele common stock have been validly issued and are fully paid and nonassessable and not subject to preemptive rights and were issued in compliance with applicable securities laws and regulations. There are no outstanding rights, subscriptions, warrants, calls, unsatisfied preemptive rights, options or other agreements or arrangements of any kind to purchase or otherwise to receive from Tele any shares of capital stock or any other security of Tele and there are no outstanding securities of any kind convertible into or exchangeable for such capital stock. (ii) All of the membership Interests have been validly issued and are fully paid and were issued in compliance with securities laws and regulations. There are no outstanding rights, subscriptions, warrants, calls, unsatisfied preemptive rights, options or other agreements or arrangements of any kind to purchase or otherwise to receive from Genio, TVLLC or TV Media any membership interests or any other security of Genio, TVLLC or TV Media and there are no outstanding securities of any kind convertible into or exchangeable for such membership interests.

         3.7 Absence of Certain Changes or Events. Since June 30, 2003, the business of Tele, Genio, TVLLC and TV Media has been conducted in the ordinary course and there has not been (i) any material adverse change in the financial condition, results of operations, prospects, properties or business of Tele, Genio, TVLLC and TV Media, (ii) any indebtedness incurred by Tele, Genio, TVLLC or TV Media other than the Bridge Note or any other material transaction other than in the ordinary course of business, (iii) any incurrence of any material liabilities or obligations of any nature not incurred in the ordinary course of business consistent with past practice and of substantially the same character, type and magnitude as incurred in the past, or any other failure by Tele, Genio, TVLLC or TV Media to conduct its business in the ordinary course consistent with past practice, (iv) any damage, destruction, or losses, whether covered by insurance or not, which, in the aggregate, could reasonably be expected to have a material adverse effect on Tele, Genio, TVLLC or TV Media or (v) any mortgage, pledge or subjection to lien, charge or encumbrance of any kind of any of Tele, Genio, TVLLC or TV Media's assets, tangible or intangible, other than the Bridge Note.

CUSIP No.  636850109                    13D                  Page 19 of 43 Pages
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         3.8 Employment Agreements. Tele, Genio, TVLLC and TV Media presently do not have any written employment agreements with any of their employees, although they expect to enter into the Employment Agreements and the Shai Bar-Lavi Employment Agreement before the Acquisition Closing. Except for the Employment Agreements and the Shai Bar-Lavi Employment Agreement, there are no Tele, Genio, TVLLC and TV Media do not have any bonus, incentive compensation, deferred compensation, profit sharing, stock option, stock bonus, stock purchase,
savings,  severance,  salary  continuation,   material  consulting,   retirement
(including health and life insurance benefits provided after retirement) agreements and arrangements with or for the benefit of any officer, employee or other person, or for the benefit of any group of officers, employees or other persons, other than employee benefit plans. Neither Tele, Genio, TVLLC or TV Media is a party to or bound by any collective bargaining agreement. Tele, Genio, TVLLC and TV Media do not know of any organizational effort presently being made or threatened by or on behalf of any labor union with respect to employees of Tele, Genio, TVLLC or TV Media.

         3.9 Health Benefit Plans. Neither Tele, Genio, TVLLC or TV Media have established any health benefit plans, compensation arrangements and other benefit arrangements covering employees of Tele, Genio, TVLLC or TV Media, including without limitation, any multi-employer plan with the meaning of
Section 3(37) of ERISA, employee welfare benefit plan (as defined in Section 3(1) of ERISA); or bonus, deferred compensation, stock purchase, stock option, severance plan, salary continuation, vacation sick leave, fringe benefit incentive insurance welfare or similar arrangement.

         3.10 Real Property. Neither Tele, Genio, TVLLC or TV Media own any real property. Tele, Genio, TVLLC and TV Media lease offices located at 1120 Avenue of the Americas, Suite 4020, New York, New York 10019 on a temporary month-to-month basis.

         3.11 Tangible Assets. Each of Tele, Genio, TVLLC and TV Media own or lease all machinery, equipment and other tangible assets necessary for the conduct of their business as presently conducted. Each such tangible asset is free from material defects (patent and latent), has been maintained in accordance with normal industry practice, is in good operating condition (subject to normal wear and tear), and is suitable for the purposes for which it presently is used.

         3.12 Tax Matters. Tele, Genio, TVLLC and TV Media have not filed all tax returns required to be filed by any of them (subject to permitted extensions) with any state or federal entities and covenant to file such tax returns for prior years as soon as practical. All taxes of Tele, Genio, TVLLC and TV Media which are (i) due and payable or (iii) claimed or asserted by any taxing authority to be due, have been paid, except for those taxes being in tested in good faith and for which adequate reserves have been established. Each of Tele, Genio, TVLLC and TV Media has withheld and paid over to the relevant taxing authority all federal, state, local or foreign income, gross receipts, property, sales, use, license, excise, franchise, employment, payroll, premium, withholding, alternative or added minimum, ad valorem, transfer or excise tax,

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CUSIP No.  636850109                    13D                  Page 20 of 43 Pages
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or any other tax,  custom,  duty,  governmental  fee or other like assessment or charge of any kind whatsoever, together with any interest or penalty, imposed by any governmental entity required to have been withheld and paid in connection with payments to employees, independent contractors, creditors, shareholders or other third parties, except for such taxes which individually or in the aggregate would not have a material adverse effect on Tele, Genio, TVLLC and TV Media.

         3.13 Contracts. Tele, Genio, TVLLC and TV Media have provided National with true, correct and complete copies of all material contracts to which any of them is a party (collectively, the "Contracts"). With respect to each such
Contract: (i) the agreement is legal, valid, binding, enforceable, and in full force and effect, (ii) the agreement will continue to be legal, valid, binding, enforceable, and in full force and effect on identical terms following the Acquisition Closing and the consummation of the transactions contemplated hereby and (iii) to the knowledge of Tele, Genio, TVLLC, TV Media and the Sellers, no other party to such agreement is in breach or default under such agreement and no event has occurred which with notice or lapse of time would constitute a breach or default, or permit termination, modification, or acceleration, under the agreement.

         3.14 Banks. Tele maintains a checking account at Chase Manhattan Bank, N.A. and this is the only bank account of any kind presently maintained by either Tele, Genio, TVLLC or TV Media.

         3.15 Patents and Trademarks. Tele, Genio, TVLLC and TV Media have provided National with true, correct and complete copies of each patent, trademark and copyright registration which has been issued to Tele, Genio, TVLLC or TV Media and each pending application for patent, trademark or copyright registration which Tele, Genio, TVLLC or TV Media has with respect to any of its intellectual property and identifies any material license which Tele, Genio, TVLLC or TV Media has granted to any third party with respect to any of its intellectual property (collectively, the "Intellectual Property"). Tele, Genio, TVLLC and TV Media own or possess sufficient legal right, title to, owner of or valid licenses to use all of the Intellectual Property necessary for the operation of their business as now conducted with no known infringement of or conflict with rights of others.

         3.16 Disclosure. No representation or warranty of Tele and the Principal Seller and no statement, information or certificate furnished or to be furnished by any of them to National in connection with the transaction contemplated hereby contains or will contain any untrue statement of a material fact or omits or will omit to state a material fact necessary to make the statements contained herein, or therein, in light of the circumstances under which they were made, not misleading.

                                   ARTICLE IV

                            COVENANTS AND AGREEMENTS

         4.1 National covenants and agrees that:

         (A) National shall take all actions required to be taken by it under state `blue sky', securities or takeover laws and by the SEC, the OTC Bulletin Board and any other regulatory body in connection with the Acquisition, if any.


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CUSIP No.  636850109                    13D                  Page 21 of 43 Pages
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         (B)  National  shall take all  actions  necessary  in  accordance  with
Delaware law, its certificate of incorporation, and its by-laws to secure stockholder approval of the Acquisition, if required

         (C) Tele and the Sellers shall be entitled to designate three (3) members out of a total of five (5) Board members to the Board of Directors of National effective upon the Acquisition Closing (each a "Proposed Board Member" and collectively, the "Proposed Board Members"), provided that the Proposed Board Members submit written director questionnaires in the forms to be provided by National and such persons are mutually acceptable to National.

         (D) All of the Acquisition Shares shall be duly authorized and validly issued and will be fully paid and nonassessable and not subject to preemptive rights and will be issued in compliance with applicable securities laws and regulations.

         (E) National shall have divested itself of all assets and liabilities, contractual or otherwise, including but not limited to all tax liabilities relating to periods prior to the Acquisition Closing, provided however, that if such divestiture is not completed as of the Acquisition Closing, such failure shall not prevent the Acquisition Closing from occurring provided that National has provided at the Acquisition Closing an adequate reserve in cash in its account to cover all such liabilities contractual or otherwise. National shall in any event have resolved all liabilities owed to any existing National officers and directors on or before the Acquisition Closing. Following the date hereof and through the Acquisition Closing, National shall not engage in any actions that may be reasonably expected to have a material adverse effect on its business or financial condition, provided that National may continue to engage in the raising of capital for purposes of funding its obligation to loan or make an equity investment in Tele in accordance with Section 5.2(B) below.

         4.2 Tele and the Principal Seller covenant and agree that:

         (A) Tele shall take all actions necessary in accordance with New York law, its certificate of incorporation, and its by-laws to secure stockholder approval of the Acquisition. Tele shall take all actions as the sole member of Genio, TVLLC and TV Media in accordance with Delaware law to secure the approval of Genio, TVLLC and TV Media to the transactions contemplated hereby.

         (B) Sellers hereby waive all rights of first offer, rights of first refusal, co-sale rights or similar rights held by them, if any and all notices thereof, with respect to the transactions contemplated hereby

         (C) From and after the date of this Agreement, each of Tele, Genio, TVLLC and TV Media shall conduct their respective businesses in the ordinary course and consistent in all material respects with past practice.

         (D) From and after the date of this Agreement through the Acquisition Closing, Tele shall not amend its charter or bylaws and Genio, TVLLC and TV Media shall not amend their articles of organization and neither Tele, Genio, TVLLC nor TV Media shall (i) declare, set aside or pay any dividend or other distribution or payment in cash, stock or property in respect of shares of capital stock or membership interests, respectively (ii) make any direct or

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CUSIP No.  636850109                    13D                  Page 22 of 43 Pages
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indirect  redemption,  retirement,  purchase or other acquisition of any capital stock or membership interests, respectively (iv) split, combine or reclassify outstanding shares of capital stock or membership interests, respectively (v) issue or agree to issue any shares, or rights, substitutions, warrants, calls options or other agreements or arrangements of any kind to acquire or otherwise receive any shares of capital stock or any membership interests, respectively, without the express written consent of National which consent may be withheld in its sole discretion.

         (E) From and after the date of this Agreement through the Acquisition Closing, Tele shall use its commercially reasonable efforts to (a) obtain promptly any consents or approvals required in connection with the Acquisition including any licensor, if necessary, and (b) secure written two (2) year employment agreements with Jeffrey Glickman, Suzanne Levy, Yaron Ben-Horin and Shai Bar-Lavi and either Tele, Genio, TVLLC, TV Media or any combination thereof which shall provide that upon the Acquisition Closing, the compensation provided under such employment agreements shall be amended to include certain stock and option grants from National in amounts and subject to certain vesting requirements to be agreed upon by National on or before the Acquisition Closing. Tele, Genio, TVLLC and TV Media, their officers, directors or agents shall not
(i) increase the compensation payable or to become payable to any officer, director, employee or consultant except in accordance with employment or consulting agreements referred to Section 1.2; (ii) adopt or enter into, or amend, except as required by applicable law, any stock option, bonus, profit sharing, pension, retirement, deferred compensation, employment or other payment or employee compensation plan, agreement or arrangement, (iii) grant any stock options or stock appreciation rights, (iv) amend any employment agreement disclosed in Exhibit 3.8, (v) make any loan or advance to, or enter into any contract lease or commitment with any officer or director of Tele or any member of Genio, TVLLC or TV Media, (vi) assume, guarantee, endorse or otherwise become responsible for any material obligations of any other individual, firm or corporation or make any loans or advances to any individual, firm or corporation, (vii) except for investments in equipment and other assets in the ordinary course of business consistent with existing capital expenditure budgets, make any material investment of a capital nature either by purchase of stock or securities, contributions to capital, property transfers or otherwise, or by the purchase of any property or assets of any other individual, firm or corporation, except the IMA Acquisitions, (viii) incur any indebtedness for borrowed money excluding the Bridge Note (ix) purchase or acquire any material interest in any business or any securities or assets of a business which in the aggregate exceed $25,000 other than in the ordinary course of business, (x) enter into any joint venture or partnership, (xi) settle any material litigation, (xii) voluntarily accelerate payments on any indebtedness, (xiii) enter into, modify or amend in any material respect or take any action to terminate any of the Contracts, (xiv) waive, release, grant or transfer any rights of material value, except in the ordinary course of business and consistent with past practice (xv) transfer, lease, license, sell, mortgage, pledge dispose of or encumber any material assets other than in the ordinary course of business and consistent with past practice, (xvi) communicate, solicit, initiate, encourage or participate in any discussions or negotiations with regard to any proposal to acquire, directly or indirectly, any Tele Common Stock or any of the Membership Interests or to invest any funds in Tele, Genio, TVLLC or TV Media, whether such proposal, acquisition, investment or other transaction involves a stock sale, a tender offer, exchange offer, merger or other business combination involving Tele, Genio, TVLLC or TV Media, or for the acquisition of a substantial portion of the assets of Tele, Genio, TVLLC or TV Media. Tele, Genio, TVLLC or TV Media` shall immediately communicate to National the identity of the other party and the initial terms of any proposal it or any of the Sellers may received from any other party in respect of any of the above-referenced proposals (each an "Acquisition Proposal"). The Board of
Directors of Tele and the managing member of Genio, TVLLC and TV Media and the Sellers shall not (i) withdraw or modify or propose to withdraw or modify, their approval of this Agreement, (ii) approve any letter of intent, agreement in principle, acquisition agreement or similar agreement relating to any Acquisition Proposal or (iii) approve or recommend, or propose to approve or recommend, any Acquisition Proposal, or (xvii) enter into an agreement to do any of the foregoing.


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         (F) Provide National with all relevant financial  information to enable
National to verify whether the financial conditions to the Acquisition Closing set forth in Article V are satisfied, including a true and complete balance sheet of each of Tele, Genio, TVLLC and TV Media in the form annexed hereto as
Exhibit 4.2(G).

         (G) Provide National with true and complete copies of the Employment Agreements and the Shai Bar-Lavi Employment Agreement.

         (H) Provide National with a schedule setting forth the allocation of the Acquisition Shares to the Sellers and the Employee Shares to certain key employees of TV.

                                    ARTICLE V

                        CONDITIONS TO ACQUISITION CLOSING

         5.1 Conditions to the Obligation of National to Consummate the Acquisition. The obligation of National to consummate the Acquisition shall be subject to the fulfillment at or prior to the Acquisition Closing of the following conditions:

         (A) All representations of Tele and the Principal Seller shall be true and correct in all material respects, in each case as if such representations and warranties were made as of the Acquisition Closing, except to the extent any such representation or warranty is made on the date hereof and as of a specified date, in which case such representation or warranty shall have been true and correct as of such specified date.

         (B) the IMA Acquisitions shall have been consummated by either Tele or any of its subsidiaries, affiliates or designee.

         (C) the total liabilities and obligations of Tele, Genio, TVLLC and TV Media (contingent or otherwise) collectively shall not exceed in the aggregate $100,000, excluding sums advanced under the Bridge Note and purchase orders for goods, unless such total liabilities and obligations were incurred in the ordinary course of business of Tele, Genio, TVLLC and TV Media..

         (D) confirmation that any and all license agreements, that certain consulting agreement between Tele and Global Direct Media Corp. that is not presently signed but shall be signed on or before the Acquisition Closing and any other material Contracts are in full force and effect..

         (E) no material adverse change in the business, operations and/or condition (financial and otherwise) of either Tele, Genio, TVLLC, or TV Media individually or in the aggregate from June 30, 2003.

         (F) Tele and the Principal Seller shall have performed in all material respects their respective obligations and conditions under this Agreement and the Ancillary Agreements required to be performed by them on or prior to the Acquisition Closing pursuant to the terms hereof.


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         (G)  Unless  otherwise  waived in  writing by  National,  all  required consents and approvals (including Board and stockholder and member consents and consents of any licensors under any licensing agreements if necessary) having been obtained and all necessary filings have been made.

         5.2 Conditions to the Obligation of Tele and Sellers to Consummate the Acquisition. The obligation of Tele and Sellers to consummate the Acquisition shall be subject to the fulfillment at or prior to the Acquisition Closing of the following conditions:

         (A) All representations of National shall be true and correct in all material respects, in each case as if such representations and warranties were made as of the Acquisition Closing, except to the extent any such representation or warranty is made on the date hereof and as of a specified date, in which case such representation or warranty shall have been true and correct as of such specified date.

         (B) National shall have made available to TV for use in the Business through the Bridge Note and available working capital or additional lending beyond any moneys provided pursuant to the Bridge Note for a minimum of $1,000,000 (the "Initial Funding") on or before the date of the Acquisition Closing. Tele, Genio, TVLLC, TV Media and the Principal Seller acknowledge that National has made available to TV the sum of $600,000 as of the date of this Agreement, leaving a balance of $400,000 to be funded by National or its designees to satisfy this Initial Funding condition to the Acquisition Closing.

         (C) National shall have performed in all material respects its respective obligations and conditions under this Agreement and the Ancillary Agreements required to be performed by it ion or prior to the Acquisition Closing pursuant to the terms hereof.

         (D) Unless otherwise waived in writing by Tele and Principal Seller, all required consents and approvals (including Board and Stockholder consents) having been obtained and all necessary filings have been made.

         (E) National shall deliver a certificate setting forth all unpaid obligations and liabilities, contractual or otherwise of National, as provided in Section 4.1(E) and establish an adequate reserve with respect thereto.

                                   ARTICLE VI

                               CLOSING DELIVERIES

         6.1 Deliveries by National. At the Acquisition Closing in addition to any other documents or agreements required under this Agreement, National shall deliver to Tele and the Sellers:

         (A) Certificates, in genuine and unaltered form, representing all of the Acquisition Shares, duly issued to the Sellers and the Employee Shares vesting upon consummation of the Acquisition Closing duly issued to key employees of Tele, Genio TVLLC and TV Media in the amounts as provided in
Section 1.2, provided however, that National shall deliver the Escrow Shares to the Escrow Agent and provided further that National shall only issue the Acquisition Shares upon the receipt of consents by all of the Sellers to the Acquisition upon the terms set forth in this Agreement.


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         (B) the duly executed Escrow Agreement.

         (C) and any other agreements, documents and instruments reasonably requested by Tele and the Principal Seller to effectuate the transactions contemplated in this Agreement and the Ancillary Agreements.

         6.2 Deliveries by TV. At the Acquisition Closing, in addition to any other documents or agreements required under this Agreement, Tele and the Sellers shall deliver to National the following:

         (A) Certificates, in genuine and unaltered form, representing all of the Tele Common Stock, duly endorsed to National or its designee or accompanied by duly executed stock powers endorsed to National or its designee, for transfer to National or its designee.

         (B) the duly executed Escrow Agreement.

         (C) the duly executed GDM Consulting Agreement.

         (D)  any  other  agreements,   documents  and  instruments   reasonably
requested by National to effectuate the transactions contemplated in this Agreement and the Ancillary Agreements.

                                   ARTICLE VII

         7.1      Survival of Terms and Indemnification.

         (A) Survival; Knowledge. All of the terms and conditions of this Agreement, together with the representations, warranties and covenants contained herein or the Ancillary Agreements or in any instrument or document delivered or to be delivered pursuant to this Agreement or the Ancillary Agreements, shall survive the execution of this Agreement and the Acquisition Closing notwithstanding any investigation heretofore or hereafter made by or on behalf of any party hereto; provided, however, that (i) the agreements and covenants set forth in this Agreement shall survive and continue until all obligations set forth therein shall have been performed and satisfied; and (ii) all representations and warranties shall survive and continue until twelve (12) months from the Acquisition Closing (the "Anniversary Date"), except for representations and warranties for which a claim for indemnification hereunder (an "Indemnification Claim") shall be pending as of the Anniversary Date, in which event such representations and warranties shall survive with respect to such Indemnification Claim until the final disposition thereof.

         (B) Indemnification by National. National shall indemnify, defend and hold harmless Tele and the Principal Seller and Tele's officers, directors, employees, shareholders, members, attorneys, accountants, partners, representatives, agents, successors and assigns (each an "Indemnified Party" and collectively, the "Indemnified Parties"), at all times after the date of this Agreement, from and against any liabilities, damages, losses, claims, liens, costs, or expenses (including reasonable attorney's fees) of any nature (any or all of the foregoing are hereinafter referred to as a "Loss") insofar as a Loss or any action in respect thereof, whether now existing or accruing prior to or subsequent to the Acquisition Closing, which arises out of or is based solely on

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any express misrepresentation (or alleged express misrepresentation), breach (or alleged breach) of any of the express warranties, express representations or covenants made by National in this Agreement and the Ancillary Agreements or in any certificate, schedule, document attached hereto or delivered pursuant to this Agreement.

         (C)  Indemnification  by  Tele,  Genio,  TVLLC  and TV  Media  and  the
Principal Seller. Tele, Genio, TVLLC, TV Media and Principal Seller shall indemnify, defend and hold harmless National, its officers, directors, employees, shareholders, attorneys, accountants, partners, representatives, agents, successors and assigns of National (each a "NMC Indemnified Party" and collectively, the "NMC Indemnified Parties"), at all times after the date of this Agreement, from and against any liabilities, damages, losses, claims, liens, costs, or expenses (including reasonable attorney's fees) of any nature (any or all of the foregoing are hereinafter referred to as a "Loss") insofar as a Loss or any action in respect thereof, whether now existing or accruing prior to or subsequent to the Acquisition Closing, which arises out of or is based on any misrepresentation (or alleged misrepresentation), breach (or alleged breach) of any of the warranties, representations or covenants made by Tele and the Principal Seller in this Agreement, the Ancillary Agreements or in any certificate, schedule, document attached hereto or delivered pursuant to this Agreement.

         (D) Third Party Claims. Except as otherwise provided in this Agreement, the following procedures shall be applicable with respect to indemnification for any third party claim, including, but not limited to, any action or proceeding by a third party against any party hereto based upon any contract or tort based claim relating to or arising out of any acts or omissions by any party hereto (a "Claim"):

         (i) Promptly after receipt by any party hereto of any Claim, such party will, if a Claim with respect thereto is to be made against any party obligated to provide indemnification hereunder (the "Indemnifying Party"), give such Indemnifying Party written notice of such Claim, but any failure to timely notify the Indemnifying Party shall not relieve the Indemnifying Party of its obligations hereunder except to the extent it was prejudiced thereby. Such Indemnifying Party shall have the right, at its option, to settle, compromise or defend, at its own expense and with its own counsel, any such Claim involving the asserted liability of the party seeking such indemnification (the "Indemnified Party"), provided that the Indemnifying Party shall not settle, compromise or consent to the entry of any judgment in any pending or threatened Claim, except with the consent of the Indemnified Party (which consent shall not be unreasonably withheld). If the Indemnifying Party fails to assume the defense of such Claim within 30 days of receipt of notice of such Claim, or if at any time the Indemnifying Party shall fail to defend in good faith any such Claim, the Indemnified Party may assume the defense thereof and may employ counsel with respect thereto and all fees and expenses of such counsel shall be paid by the Indemnifying Party and the Indemnified Party may conduct and defend such claim in such manner as it may deem appropriate, subject to the last sentence of this Section. If any Indemnifying Party undertakes to compromise, settle or defend any such asserted liability, it shall promptly notify the Indemnified Party of its intention to do so, and the Indemnified Party agrees to cooperate fully with the Indemnifying Party and its counsel in the compromise of, or defense against any such asserted liability. The Indemnified Party may appoint, at its own expense, associate counsel to participate in the joint defense of any such matter with respect to which the Indemnifying Party has undertaken the defense, and the Indemnifying Party may appoint, at its own expense, associate counsel to participate in the joint defense of any such matter which the Indemnified Party is defending. No Indemnified Party shall settle, compromise or consent to the entry of any judgment in any pending or threatened Claim, except with the consent of the Indemnifying Party (which consent shall not be unreasonably withheld).


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         (ii) The sole and exclusive  monetary  remedy of the parties hereto for any and all Loss, including any Claim, with respect to the transactions contemplated in this Agreement and the Ancillary Agreements, shall be the indemnity set forth in this Article VII, as limited by the provisions set forth in this Article VII. Any claim or request for indemnification not submitted in writing prior to the expiration of the applicable survival period of the warranty or representation provided in this Article VII on which such Loss or Claim is based shall be deemed to have been waived and no party shall have any further liability with respect thereto. The Principal Seller may satisfy an indemnification obligation through the tendering to National of Acquisition Shares, provided that (a) the value of such Acquisition Shares shall solely be based upon the average closing price of the shares of National's common stock as reported by the OTC Bulletin Board or the then applicable stock exchange during the five business days immediately preceding the tender of such Acquisition Shares and (ii) notwithstanding the foregoing, there shall be a cap in the
amount  of  Five  Million   Dollars   ($5,000,000)  in  the  aggregate  for  all
indemnification claims against either or both of the Principal Seller and Tele and a cap in the amount of One Million Seven Hundred Thousand Dollars ($1,700,000) in the aggregate for all indemnification claims against National. No claim for indemnification may be made by either National or Tele and the Principal Seller, as the case may be, unless the aggregate of all claims for which indemnification is sought by either party exceeds $25,000.

                                  ARTICLE VIII

                                  MISCELLANEOUS

         8.1 No Waiver; Cumulative Remedies. No failure or delay on the part of any party to this Agreement in exercising any right, power or remedy hereunder shall operate as a waiver thereof; nor shall any single or partial exercise of any such right, power or remedy preclude any other or further exercise thereof or the exercise of any other right, power or remedy hereunder. The remedies herein provided are cumulative and not exclusive of any remedies provided by law.

         8.2 Amendments, Waivers and Consents. Any provision in the Agreement to the contrary notwithstanding, and except as hereinafter provided, changes in, termination or amendments of or additions to this Agreement may be made, and compliance with any covenant or provision set forth herein may be omitted or waived, if National shall obtain consent thereto in writing from Tele and the Principal Seller. Any waiver or consent may be given subject to satisfaction of conditions stated therein and any waiver or consent shall be effective only in the specific instance and for the specific purpose for which given.

         8.3 Addresses for Notices. All notices, requests, demands and other communications provided for hereunder shall be in writing and mailed by certified mail, return receipt requested, overnight delivery service, or delivered by hand to each applicable party at the address set forth on the first page of this Agreement or at such other address as to which such party may inform the other party in writing in compliance with the terms of this Article. All such notices, requests, demands and other communications shall be considered to be effective when delivered.

         8.4 Costs, Expenses and Taxes. All parties shall bear their own expenses incurred in the negotiation of this Agreement and the Ancillary Agreements.


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         8.5 Effectiveness;  Binding Effect; Assignment. This Agreement shall be binding upon and inure to the benefit of National, Tele, and Principal Seller and their respective successors and assigns; provided, that no party to this Agreement may assign any of its rights or obligations under this Agreement without the prior written consent of the counter-party to this Agreement.

         8.6 Prior Agreements. The Agreement and the Ancillary Agreements executed and delivered in connection herewith constitute the entire agreement between the parties and supersede any prior understandings or agreements concerning the subject matter hereof.

         8.7 Severability and Inconsistency. The provisions of the Agreement and the Ancillary Agreements are severable and, in the event that any court of competent jurisdiction shall determine that any one or more of the provisions or part of a provision contained herein or in the Ancillary Agreement shall, for any reason, be held to be invalid, illegal or unenforceable in any respect, such invalidity, illegality or unenforceability shall not affect any other provision or part of a provision of such Agreement or any of the Ancillary Agreements and the terms thereof shall be reformed and construed as if such invalid or illegal or unenforceable provision, or part of a provision, had never been contained herein, and such provisions or part reformed so that it would be valid, legal and enforceable to the maximum extent possible. In the event of any inconsistency or conflict with any terms or conditions of this Agreement and the Escrow Agreement, and the GDM Consulting Agreement, the terms and conditions of this Agreement shall be controlling.

         8.8      Governing Law; Venue.
                  ---------------------

         (A) This Agreement shall be enforced, governed and construed in accordance with the laws the State of New York or federal securities law where applicable without giving effect to choice of laws principles or conflict of laws provisions and any action suit or proceeding may only be brought in the state or federal courts of the state of New York.

         (B) National and Tele and the Principal Seller hereby waive one against the other, and agree not to assert against either of them, or any successor assignee thereof, by way of motion, as a defense, or otherwise, in any such suit, action or proceeding, (i) any claim that National, Tele, and the Sellers are not personally subject to the jurisdiction of the state or federal courts located in the State of New York, and (ii) to the extent permitted by applicable law, any claim that such suit, action or proceeding is brought in an inconvenient forum or that the venue of any such suit, action or proceeding is improper or that this Agreement or the Ancillary Agreements may not be enforced in or by such courts.

         8.9 Term. This Agreement shall remain in effect through the Effective Date unless:

         (A) this Agreement is terminated by National if there has been a material violation or material breach by Tele or the Principal Seller of any representation, warranty or agreement contained in this Agreement or any failed condition to the obligations of National under Article VI hereof or

         (B) this Agreement is terminated by Tele or the Principal Seller if there has been a material violation or material breach by National of any representation, warranty or agreement contained in this Agreement or any failed condition to the obligations of Tele or Sellers under Article VI hereof, unless in either (A) or (B) there is a waiver of compliance by the other party with any

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of the  agreements or conditions  herein.  In the event of  termination  of this
Agreement, this Agreement shall forthwith become null and void but provided that no such termination relieve any party hereto from liability for any breach by such party of this Agreement.

         8.10 Headings. Article, section and subsection headings in this Agreement are included herein for convenience of reference only and shall not constitute a part of this Agreement for any other purpose.

         8.11 Counsel. Each of the parties hereto represents that it, she or he has consulted legal counsel in connection with this Agreement and the Ancillary Agreements, or has been given full opportunity to review this Agreement and the Ancillary Agreements with counsel of his, her or its choice prior to execution thereof. The parties hereto waive all claims that they were not adequately represented in connection with the negotiation, drafting and execution of this Agreement and the Ancillary Agreements. Each party further agrees to bear its own costs and expenses, including attorneys' fees, in connection with this Agreement and the Ancillary Agreements. Each of the parties hereto acknowledges that the law firm of Moritt Hock Hamroff & Horowitz LLP has provided legal services on behalf of TV and National, including legal services for both parties in connection with the negotiation and preparation of this Agreement and the Ancillary Agreements. Each of the parties hereto waives any conflict of interest that may arise from such dual representation. If any party initiates any legal action arising out of or in connection with enforcement of this Agreement or the Ancillary Agreements, the prevailing party in such legal action shall be entitled to recover from the other party all reasonable attorneys' fees, expert witness fees and expenses incurred by the prevailing party in connection therewith.

         8.12 Counterparts. This Agreement may be executed in any number of counterparts, all of which taken together shall constitute one and the same instrument and any of the parties hereto may execute this Agreement by signing any such counterpart.

         8.13 Further Assurances and Books and Records. From and after the date of this Agreement, upon the request of National, Tele, and the Principal Seller, National and Tele, and the Principal Seller shall execute and deliver such instruments, documents and other writings as may be reasonably necessary or desirable to confirm and carry out and to effectuate fully the intent and purposes of this Agreement and the Ancillary Agreements.

                     [REST OF PAGE LEFT INTENTIONALLY BLANK]


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                  [SIGNATURE PAGE TO STOCK PURCHASE AGREEMENT]


         IN WITNESS WHEREOF, the parties hereto have caused this Stock Purchase Agreement to be executed as of the date first above written.

                                           NATIONAL MANAGEMENT CONSULTING, INC.


                                           By: ___________________________
                                           Name: Steven A. Horowitz
                                           Title: Chairman and President



                                           TELE-V, INC.


                                           By:___________________________
                                           Name: Shai Bar-Lavi
                                           Title: Chairman and President



                                           PRINCIPAL SHAREHOLDER OF
                                           TELE-V, INC.

                                           ______________________________
                                           Shai Bar-Lavi

CUSIP No.  636850109                    13D                  Page 31 of 43 Pages
--------------------------------------------------------------------------------


                  [To be Delivered at the Acquisition Closing]

                                 EXHIBIT 1.2 (E)

                        ALLOCATION OF ACQUISITION SHARES


Tele-V, Inc. SH              No. Shares        National Common Stock at Closing

Shai Bar-Lavi                -------           --------

---------------              -------           --------

 --------------              -------           --------

CUSIP No.  636850109                    13D                  Page 32 of 43 Pages
--------------------------------------------------------------------------------


                                 Exhibit 1.3 (v)

[FORM OF ESCROW AGREEMENT AMONG NATIONAL, TELE, TVLLC, GENIO TV MEDIA AND ESCROW AGENT TO BE DELIVERED AT ACQUISITION CLOSING]

                                ESCROW AGREEMENT

         ESCROW AGREEMENT dated as of [], 2003, by and among [], as escrow agent ("Escrow Agent"), TELE-V, INC., a New York corporation whose principal business address is 1120 Avenue of the Americas, Suite 4020, New York, New York 10019 ("Tele") and its subsidiaries and affiliates--GENIO CARDS LLC, TELE-V, LLC, and TELE-V MEDIA LLC, each a Delaware limited liability company with a principal business address located at 1120 Avenue of the Americas, Suite 4020, New York, New York 10019 ("Genio", "TVLLC" and "TV Media", respectively, and collectively with Tele, "TV") and SHAI BAR-LAVI, an officer, director and significant shareholder of Tele (the "Principal Seller")and NATIONAL MANAGEMENT CONSULTING, INC., a Delaware corporation whose principal business address is 545 Madison Avenue, 6th Floor, New York, New York 10022 ("National").

                                   WITNESSETH

         WHEREAS, the Principal Seller and the remaining shareholders of Tele (collectively, the "Sellers") are the owners of all of the issued and outstanding common stock of Tele (the "Tele Common Stock") and Tele is the sole member of Genio, TVLLC and TV Media, respectively (the "Genio Membership Interests", the "TVLLC Membership Interests", and the "TV Media Membership Interests", respectively and collectively, the "Membership Interests"); and

         WHEREAS, Tele and the Principal Seller and National are parties to that certain Stock Purchase Agreement dated as of July [], 2003 (the "Purchase Agreement"), pursuant to which National has agreed to acquire all of the Tele Common Stock in exchange for common stock of National as more fully set forth in the Purchase Agreement (collectively, the "Acquisition"); and

         WHEREAS, the Purchase Agreement provides for the establishment of an escrow account for the escrowing of certain shares of the National common stock to be issued in connection with the Acquisition with an escrow agent for potential release to the Sellers in the event that the business of TV (the "Business") attains certain revenue and EBITDA targets during prescribed periods; and

         WHEREAS, the Escrow Agent has agreed to act as the escrow agent with respect to the shares of National common stock to be escrowed in accordance with the Purchase Agreement on the terms set forth herein.

         NOW, THEREFORE, for good and valuable consideration, the adequacy and receipt of which are hereby acknowledged, the parties do hereby agree as follows:

         1. Definitions. All capitalized terms not otherwise defined herein shall have the meanings ascribed to them in the Purchase Agreement.

CUSIP No.  636850109                    13D                  Page 33 of 43 Pages
--------------------------------------------------------------------------------


         2. Appointment. The Escrow Agent shall act as the escrow agent as set forth herein, and as such shall receive, acknowledge receipt, retain, release and deliver the Escrowed Shares on the terms, and subject to the conditions, set forth herein.

         3.    Rights, Duties and Immunities.

               (a) The duties and obligations of the Escrow Agent shall be determined solely by the express provisions of this Agreement. The Escrow Agent shall not be liable except for the performance of such duties and obligations as are specifically set out in this Agreement, and the Escrow Agent shall not be deemed to have any knowledge of, or responsibility for, the terms of any other agreement, instrument or document.

               (b) The Escrow Agent shall not be responsible in any manner whatsoever for any failure or inability of any party hereto, or of any one else, to deliver documents to the Escrow Agent or otherwise to honor any of the provisions of this Agreement or otherwise.

               (c) Except as provided in Section 7(b) below, the Tele, Genio, TVLLC, TV Media, the Principal Seller and National will indemnify the Escrow Agent for, and defend and hold it harmless against, any loss, liability or expense (including but not limited to attorneys' fees and disbursements) arising out of or in connection with, its acceptance of or the performance of its duties and obligations under or the interpretation of this Agreement; provided, however, that this Section 3(c) shall not apply to losses, liabilities and expenses caused by the bad faith, willful misconduct or gross negligence of the Escrow Agent.

               (d) The Escrow Agent shall be entitled to rely upon any judgment, certification, demand, notice, instrument or other writing delivered to it hereunder without being required to determine the authenticity or the correctness of any fact stated therein or the propriety or validity or the service thereof. The Escrow Agent shall be fully protected in acting on and relying upon any written notice, direction, request, waiver, consent, receipt or other paper or document which the Escrow Agent believes to be genuine. The Escrow Agent may act in reliance upon any instrument or signature it reasonably believes to be genuine and the Escrow Agent may assume that any person purporting to give any advice or make any statement in connection with the provisions hereof has been duly authorized to do so.

               (e) The Escrow Agent shall not be liable for any error of judgment, or for any act done or step taken or omitted by it in good faith, or for any mistake of fact or law, or for anything which it may do or refrain from doing in connection herewith, except its own bad faith, willful misconduct or gross negligence.

CUSIP No.  636850109                    13D                  Page 34 of 43 Pages
--------------------------------------------------------------------------------

               (f) The Escrow Agent may seek the advice of legal counsel as to any question arising from or relating to the construction of any of the provisions of this Agreement or its duties or obligations hereunder or otherwise, and it shall incur no liability and shall be fully protected in respect of any action taken, omitted or suffered by it in good faith in accordance with the advice of such counsel.

               (g) The Escrow Agent does not make and will not be required or deemed to make any representation as to the validity or genuineness of any agreement, document or other instrument held by or delivered to it.

               (h) If a dispute arises between one or more of the parties hereto, or between any of the parties hereto and any person not a party hereto, as to whether or not or to whom the Escrow Agent shall deliver any of the Escrowed Shares or as to any other matter arising from or relating to the Escrowed Shares or this Agreement, the Escrow Agent shall not be required to determine such dispute and need not make any delivery of any of the Escrowed Shares, but will retain the same until the rights of the parties to the dispute shall have finally been determined by written agreement among the parties to the dispute or by final non-appealable order of a court of competent jurisdiction. In the event that the Escrow Agent has received notice of such order or any such agreement, the Escrow Agent shall cause the Escrowed Shares to be released and delivered in accordance with such agreement or order and in accordance with Section 5 below.

               (i) The Escrow Agent shall be entitled to assume that no dispute of the type referred to in Section 3(h) has arisen unless it has received a written notice that such a dispute has arisen, which written notice refers specifically to this Agreement and identifies by name and address the adverse claimants in such dispute. Any party delivering written notice of a dispute pursuant to this Section 3(i) shall simultaneously therewith deliver a copy of such notice to all parties hereto in accordance with Section 10 hereof, with such copies to such persons as are specified therein. For purposes of this Section 3(i), the Escrow Agent shall not be deemed to have received a written notice until all parties to this Agreement have received such written notice. If a dispute of the type referred to in Section 3(h) arises, the Escrow Agent may, in its sole discretion (but shall not be obligated to), commence interpleader or similar actions or proceedings for determination of such dispute.

         4.    Delivery to Escrow of the Escrowed Shares.

               (a) At the closing of the Acquisition (the "Acquisition Closing"), fifteen percent (15%) of the Acquisition Consideration [less the Employee Shares] (the "Escrowed Shares") shall be escrowed with the Escrow Agent.

CUSIP No.  636850109                    13D                  Page 35 of 43 Pages
--------------------------------------------------------------------------------

         5. Release of Escrow. The Escrow Agent shall hold, release and deliver Escrowed Shares as follows:

               (a) If at any time the Escrow Agent receives a written certification from the independent directors of National or from the Accounting Firm authorizing the release of some or all of the Escrowed Shares, then the Escrow Agent shall deliver the amount of Escrowed Shares set forth in such certification (the "Certification") to the Sellers with each Seller to receive his pro-rata portion of the Escrowed Shares so long as the Escrow Agent does not receive an objection from National within three business days of the Escrow Agent giving National written notice of its receipt of the Certification.

               (b) In the event that National raises an objection to the release of any of the Escrowed Shares, the Escrow Agent shall release such of the Escrowed Shares, if any, as are not in controversy and shall continue to hold the remaining Escrowed Shares until it receives the joint written instructions of National and Tele.

               (c) Any party delivering written instructions or objections pursuant to Sections 5(a) or (b) above to the Escrow Agent shall, simultaneously therewith, deliver a copy of such instructions to all other parties at their respective addresses set forth in Section 10 below, with such copies to such persons as are specified therein. For purposes of Sections 5(a) or (b), written instructions or objections shall not be deemed to have been received by the Escrow Agent until such time as a copy thereof has been received by each party hereto other than the party delivering such instructions. In addition, the Escrow Agent shall deliver a copy of each such instructions and objections to the other parties.

               (d) Upon receipt of a Certification that all of the Escrowed Shares may be released to the Sellers, and the absence of any objection thereto as provided in Section 5(a) above, the Escrow Agent shall promptly transmit the Escrowed Shares then in its possession to the Sellers and the escrow account shall be terminated with no further action required by any party hereto.

               (e) In the event that any Escrowed Shares are not released to the Sellers after the expiration of the Second Period in accordance with the provisions of this Section 5, such Escrowed Shares shall be deemed to be forfeited and all forfeited Escrowed Shares shall be delivered by the Escrow Agent to National for cancellation.

         6.    Successor Escrow Agent.
               -----------------------

               (a) The Escrow Agent may, at any time, resign as such with or without the prior written consent of all the parties hereto, in which case the Escrow Agent (and any successor escrow agent) shall deliver the Escrowed Shares to any successor escrow agent jointly designated by National and the Sellers in writing, or to any court of competent jurisdiction, whereupon the Escrow Agent shall be discharged of and from any and all further duties and obligations arising in connection with this Agreement. The resignation of the Escrow Agent shall take effect on the earlier of (i) the appointment of a successor escrow agent, or (ii) the day which is 30 days after the date of the delivery of the Escrowed Shares and a copy of this Agreement to any court of

CUSIP No.  636850109                    13D                  Page 36 of 43 Pages
--------------------------------------------------------------------------------

                    competent jurisdiction. In the event that a successor escrow agent has not been appointed at the expiration of such 30-day period, the Escrow Agent's sole responsibilities hereunder shall be: (i) to maintain the safekeeping of the Escrowed Shares and any other documents delivered to it hereunder, if any, and (ii) to release and deliver the Escrowed Shares and any such documents in accordance with
                    Section 5 of this Agreement.

               (b) If the Escrow Agent receives a written notice signed by National and the Sellers stating that they have selected a successor escrow agent, the Escrow Agent shall deliver the Escrowed Shares (and any other documents then held by it hereunder, if any) to the successor escrow agent named in the aforesaid notice within 15 days after receipt of such written notice.

         7.    Fees and Costs of the Escrow Agent.

               (a) The Escrow Agent shall be entitled to the reimbursement of any reasonable expenses (including but not limited to attorneys' fee and disbursements) actually incurred by it in the performance of its duties hereunder. Without limiting any other provision of this Agreement, the amount of such reimbursements will be borne by [National], except as provided in paragraph 7(b) below.

               (b) Notwithstanding any provision in this Agreement to the contrary, if National, Tele, Genio, TVLLC, TV Media or the Sellers are determined to be in breach of or default under any of the provisions hereof, or has been determined by a court of competent jurisdiction to have delivered any written notice or instructions in bad faith or containing untrue statements, then such party shall bear: (i) all the costs and expenses of the Escrow Agent required to be paid by any party hereunder, and (ii) all costs and expenses (including but not limited to attorneys' fees and disbursements) incurred by each other party as a result of, or in connection with, such breach, default or dispute, or written notice or instruction; provided, however, that the foregoing shall not affect the Escrow Agent's right to seek payment from any party hereunder.

         8. Voting Rights and/or Dividends. Notwithstanding any provision to the contrary in this Agreement or elsewhere, during the time that the Escrowed Shares are held in escrow by the Escrow Agent in accordance with this Agreement, Sellers or their designees shall be entitled to exercise any and all voting and/or other consensual rights accruing to the owner thereof and to receive all dividends and other distributions made thereupon.

         9. Construction. This Agreement shall be governed by and construed and enforced in accordance with the laws of the State of New York, without regard to such State's principles of conflicts of law.

         10. Notices. All notices, demands, requests, consents, approvals, reports or other communications required or permitted to be given pursuant to this Agreement shall be in writing and if such notice is given pursuant to Section 5 hereof, such notice shall be delivered to the following addresses (or such other address as the recipient party may hereafter specify in the same manner):

CUSIP No.  636850109                    13D                  Page 37 of 43 Pages
--------------------------------------------------------------------------------


               To National:                 National Management Consulting, Inc.
                                            545 Madison Avenue, 6th Floor
                                            New York, New York   10022
                                            Steven A. Horowitz, President
               Facsimile:                   (212) 755-6660

               With a Copy To:              [        ]
               Facsimile:

               To Tele, Genio, TVLLC,
               TV Media and Sellers:        Shai Bar-Lavi
                                            c/o Tele-V, Inc.
                                            1126 Avenue of the Americas,
                                            Suite 4020
                                            New York, New York 10019
               Facsimile:                   (212) [       ]


               To Escrow Agent:             [        ]
               Facsimile:                   (        )

         Except as otherwise provided in Sections 3(i) and 5(c) hereof, all such instructions, objections, notices, requests, consents and other communications, if sent via facsimile shall be deemed to have been given when received, if sent by overnight courier shall be deemed to have been given one (1) business day after deposit with such overnight courier and if sent via U.S. mail, shall be deemed to have been given three (3) business days after deposit in a U.S. postal depository, certified mail, return receipt requested.

         11.   [     ].

               (a) [Each party acknowledges that [] has acted as legal counsel to and representative of [] and its respective affiliates and agrees that such counsel and representation do not and will not constitute a grounds for disqualifying [] from acting as Escrow Agent hereunder.

               (b) Notwithstanding anything to contrary contained herein, it is expressly understood by the parties hereto that the Escrow Agent, in that capacity, at any time that it is required or permitted to seek legal counsel under this Agreement, may seek such legal counsel from [], and that [] will be liable (as provided in Sections 3(c), 7(a) and 7(b)) to [] for any services performed and billed to the Escrow Agent by [] at its customary hourly rates and all of [] disbursements in connection with the provision of such services.]

CUSIP No.  636850109                    13D                  Page 38 of 43 Pages
--------------------------------------------------------------------------------


         12. Headings. The headings of the sections of this Agreement are inserted as a matter of convenience and for reference purposes only, are of no binding effect, and in no respect define, limit or describe the scope of this Agreement or the intent of any section.

         13. Counterparts. This Agreement may be signed in any number of counterparts with the same effect as if the signatures to each were upon the same instrument.

         14. Entire Agreement. This Agreement represents the entire understanding and agreement between the parties with respect to the subject matter hereof, supersedes all prior negotiations between the parties, and can be amended, modified, supplemented, extended, terminated, discharged or changed only by an agreement in writing which makes specific reference to this Agreement and which is signed by all parties.

         15. Successors and Assigns. This Agreement shall be binding upon and inure solely to the benefit of the parties and their respective permitted successors and assigns and shall not be enforceable by or create or evidence any right of any third party.

               [Sellers shall be entitled to assign this Escrow Agreement and all of their rights, privileges, interests, and remedies hereunder to any other person, firm, entity, bank, or corporation whatsoever without notice to or consent by National and such assignee shall be entitled to the benefits of this Escrow Agreement and to exercise all such rights, interests, and remedies as fully as the Sellers. National may not assign this Escrow Agreement without the express written consent of the Sellers which may be withheld in its sole discretion. ]

         16. Severability. Any provision of this Agreement that may be determined by a court of competent jurisdiction to be prohibited or unenforceable in any jurisdiction shall, as to such jurisdiction, be ineffective to the extent of such prohibition or unenforceability without invalidating the remaining provisions hereof, and any such prohibition or unenforceability in any jurisdiction shall not invalidate or render unenforceable such provision in any other jurisdiction. It is expressly understood, however, that the parties intend each and every provision of this Agreement to be valid and enforceable and hereby knowingly waive all rights to object to any provision of this Agreement.

         17. Further Assurances. Each of the parties agrees that it shall use its good faith efforts to take, or cause to be taken, all action
S and to do, or cause to be done, all things necessary to consummate and make effective this Agreement.

CUSIP No.  636850109                    13D                  Page 39 of 43 Pages
--------------------------------------------------------------------------------


                      [SIGNATURE PAGE TO ESCROW AGREEMENT]

         IN WITNESS WHEREOF, the parties have caused this Escrow Agreement to be executed as of the date first above written.


                                           [        ]
                                           As Escrow Agent

                                           By:___________________________
                                           [        ]




                                           NATIONAL MANAGEMENT CONSULTING, INC.


                                           By: ___________________________
                                           Name: Steven A. Horowitz
                                           Title: Chairman and President



                                           TELE-V, INC.


                                           By:___________________________
                                           Name: Shai Bar-Lavi
                                           Title: Chairman and President



                                           PRINCIPAL SHAREHOLDER OF
                                           TELE-V, INC.

                                           ______________________________
                                           Shai Bar-Lavi

CUSIP No.  636850109                    13D                  Page 40 of 43 Pages
--------------------------------------------------------------------------------


                                    Exhibit 4.2(G)

[FORM OF BALANCE SHEET OF TELE-V, INC. TO BE DELIVERED AT ACQUISITION CLOSING]

                                    Tele-V, Inc.
                                    Balance Sheet
                                    June 30, 2003


Assets

Current Assets                      $



Total Assets                        $



Liabilities

Current Liabilities                 $



Shareholders Equity



Total Liabilities                   $

CUSIP No.  636850109                    13D                  Page 41 of 43 Pages
--------------------------------------------------------------------------------


[FORM OF BALANCE SHEET OF TELE-V, INC. TO BE DELIVERED AT ACQUISITION CLOSING]

                                    Tele-V, Inc.
                                    Balance Sheet
                                    June 30, 2003


Assets

Current Assets                      $



Total Assets                        $



Liabilities

Current Liabilities                 $



Shareholders Equity



Total Liabilities                   $

CUSIP No.  636850109                    13D                  Page 42 of 43 Pages
--------------------------------------------------------------------------------


[FORM OF BALANCE SHEET OF TELE-V, INC. TO BE DELIVERED AT ACQUISITION CLOSING]

                                    Tele-V, Inc.
                                    Balance Sheet
                                    June 30, 2003


Assets

Current Assets                      $



Total Assets                        $



Liabilities

Current Liabilities                 $



Shareholders Equity



Total Liabilities                   $

CUSIP No.  636850109                    13D                  Page 43 of 43 Pages
--------------------------------------------------------------------------------


[FORM OF BALANCE SHEET OF TELE-V, INC. TO BE DELIVERED AT ACQUISITION CLOSING]

                                    Tele-V, Inc.
                                    Balance Sheet
                                    June 30, 2003


Assets

Current Assets                      $



Total Assets                        $



Liabilities

Current Liabilities                 $



Shareholders Equity



Total Liabilities                   $